                            SCHEDULE 14A INFORMATION

                 Consent Statement Pursuant to Section 14(a) of
                       the Securities Exchange Act of 1934

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[X]    Preliminary Consent Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]    Definitive Consent Statement
[ ]    Definitive Additional Materials
[ ]    Soliciting Material Pursuant to Section 240.14a-12

                            MAXWELL SHOE COMPANY INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                            JONES APPAREL GROUP, INC.
                              MSC ACQUISITION CORP.
--------------------------------------------------------------------------------
   (Name of Person(s) Filing Consent Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]    No fee required.
[ ]    Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

       (1)    Title of each class of securities to which transaction applies:

         -------------------------------------------------------------

       (2)    Aggregate number of securities to which transaction applies:

         -------------------------------------------------------------

       (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

         -------------------------------------------------------------

       (4)    Proposed maximum aggregate value of transaction:

         -------------------------------------------------------------

       (5)    Total fee paid:

         -------------------------------------------------------------

[ ]    Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       (1) Amount Previously Paid:

         -------------------------------------------------------------

       (2)    Form, Schedule or Registration Statement No.:

         -------------------------------------------------------------

       (3)    Filing Party:

         -------------------------------------------------------------

       (4)    Date Filed:

         -------------------------------------------------------------

                                PRELIMINARY COPY
                             SUBJECT TO COMPLETION

                                 APRIL 9, 2004


                           (JONES APPAREL GROUP LOGO)
                                                                  April --, 2004

Dear Maxwell Stockholder:

     As you know, on March 23, 2004, Jones's indirect wholly owned subsidiary, MSC Acquisition Corp., launched a tender offer to acquire all outstanding shares of Class A Common Stock (including the associated preferred stock purchase rights) of Maxwell at a price of $20.00 per share in cash.


     We are sending you the enclosed consent statement and the accompanying GOLD consent card because we are soliciting consents from Maxwell stockholders to remove each current member of Maxwell's Board of Directors and replace them with our five nominees, and to take certain other actions described in the enclosed consent statement. The Maxwell Board of Directors is currently comprised of a single class of five members. Each of our nominees, if elected, would serve as a single class and would hold office until the next annual of Maxwell stockholders and until such person's successor has been elected or until such person's death, resignation, retirement or removal.



     We are seeking your support for the removal of each current director of Maxwell and the election of our five nominees because we believe that the current directors of Maxwell are not acting, and will not act, in your best interests with respect to the offer. Specifically, despite the fact that the $20.00 per share cash price to be paid in the offer represents a premium of 13.7% to the last reported sales price per share of Maxwell Class A Common Stock on February 18, 2004, the day we informed Maxwell of our proposal to acquire all the outstanding shares of Class A Common Stock of Maxwell, Maxwell's Board of Directors rejected the offer as inadequate without making any effort to discuss the offer with us. In addition, Maxwell's Board of Directors has refused to take the steps necessary, including redeeming the rights under, or otherwise amending, its "poison pill" rights plan, in order to permit Maxwell's stockholders to accept the offer and receive the consideration to be paid pursuant to the offer. The shares of Maxwell Class A Common Stock are currently trading above the $20.00 per share offer price.


     WE BELIEVE THAT MAXWELL'S STOCKHOLDERS -- THE OWNERS OF MAXWELL -- ARE ENTITLED TO MAKE A DECISION ON WHETHER OR NOT TO ACCEPT THE OFFER.

     We believe our nominees will, in their independent judgment and good faith,
(1) consider the offer and any alternative proposal and (2) consider, to the extent it is in the best interest of Maxwell stockholders, taking action to remove certain obstacles to the consummation of the offer or any alternative proposal. Subject to their fiduciary duties, our nominees are expected to support the offer.

     WE RECOMMEND THAT YOU CONSENT TO THE PROPOSALS DESCRIBED IN THE ENCLOSED CONSENT STATEMENT BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD CONSENT CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY.

     IF YOU HOLD YOUR MAXWELL SHARES WITH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, ONLY THEY CAN EXERCISE YOUR RIGHT TO CONSENT WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IT IS CRITICAL THAT YOU PROMPTLY CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO PROMPTLY MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD CONSENT CARD IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THE ENCLOSED CONSENT STATEMENT.

     If you have any questions or require any assistance in executing or delivering your consent, please call our consent solicitor, Innisfree M&A Incorporated at (888) 750-5834 (toll-free) or (212) 750-5833 (collect).

                                         Very truly yours,

                                         /S/ PETER BONEPARTH
                                         PETER BONEPARTH
                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                         OF JONES APPAREL GROUP, INC.

                                PRELIMINARY COPY
                             SUBJECT TO COMPLETION

                                 APRIL 9, 2004


    CONSENT STATEMENT OF JONES APPAREL GROUP, INC. AND MSC ACQUISITION CORP.

                                                                  APRIL --, 2004

     This Consent Statement and GOLD consent card are furnished by Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), and MSC Acquisition Corp., a New York corporation ("Purchaser"), an indirect wholly owned subsidiary of Jones, in connection with their solicitation of written consents from you, the holders of shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), to take the following actions (the "Proposals") without a stockholders' meeting, as authorized by the Delaware General Corporation Law (the "DGCL"):

          (1) Remove each member of Maxwell's Board of Directors and any person (other than those elected by this consent solicitation) elected or appointed to Maxwell's Board of Directors by such directors to fill any vacancy on Maxwell's Board of Directors or any newly-created directorships;


          (2) Elect the nominees of Purchaser described in this Consent Statement to serve as directors of Maxwell (or, if any such nominee is unable or unwilling to serve as a director of Maxwell, any other person designated as a nominee by the remaining nominee or nominees) (the "Purchaser Nominees"); and


          (3) Repeal each provision of the Maxwell bylaws (the "Maxwell Bylaws") and amendments thereto, if any, adopted after January 22, 2004 (the last date the Maxwell Bylaws were filed with the Securities and Exchange Commission ("SEC")) and before the effectiveness of these three Proposals.

     Maxwell held its 2004 annual meeting of stockholders on April 8, 2004. Maxwell's stockholders elected the following five directors to Maxwell's Board of Directors at the annual meeting: Mark J. Cocozza, James J. Tinagero, Stephen
A. Fine, Malcolm L. Sherman and Anthony J. Tiberii. This consent solicitation seeks to remove each of these directors.


     All of the Proposals are designed to expedite the prompt consummation of Purchaser's offer to acquire all issued and outstanding Shares, which is described below. The effectiveness of each of Proposals 1 and 2 is subject to, and conditioned upon, the affirmative consent to such Proposal by the holders of record, as of the close of business on the Record Date (as defined below), of a majority of the Shares then outstanding. The effectiveness of Proposal 1 is conditioned upon the effectiveness of Proposal 2 and the effectiveness of Proposal 2 is conditioned upon the effectiveness of Proposal 1. The effectiveness of Proposal 3 is subject to, and conditioned upon, the affirmative consent to Proposal 3 by the holders of record, as of the close of business on the Record Date, of more than 75% of the Shares then outstanding, but is not subject to the effectiveness of any other Proposal.


     This Consent Statement and the enclosed GOLD consent card are first being sent or given to Maxwell's stockholders on or about April --, 2004.


     On March 25, 2004, Maxwell announced that it had set the record date (the "Record Date") with respect to the determination of Maxwell stockholders entitled to consent in writing to the Proposals of March 25, 2004. Jones and Purchaser believe that the March 25, 2004 Record Date is invalid because Maxwell's Amended and Restated Certificate of Incorporation (the "Maxwell Certificate of Incorporation") provides that the Record Date with respect to the determination of Maxwell stockholders entitled to consent in writing to the Proposals is the first date on which a signed written consent in respect of the Proposals was delivered to Maxwell. On April --, 2004, Purchaser delivered a signed written consent to Maxwell. Accordingly, Jones and Purchaser believe the Record Date is April --, 2004. On March 31, 2004 Jones and Purchaser filed a complaint in the Court of Chancery in the State of Delaware alleging that Maxwell and Maxwell's Board of Directors acted improperly in setting a Record Date of March 25, 2004 and that such Record Date is invalid under Delaware law and the Maxwell Certificate of Incorporation. We will promptly inform you when the Court of Chancery has resolved this issue. Until such time as the Court of Chancery resolves the Record Date issue, Jones and Purchaser will be soliciting consents from stockholders of record as of March 25, 2004 as well as from stockholders of record as of April -- , 2004.


                         JONES AND PURCHASER RECOMMEND
                   THAT YOU CONSENT TO EACH OF THE PROPOSALS.

TENDER OFFER/PROPOSED MERGER


     Purchaser has commenced an offer (the "Offer") to purchase (1) all issued and outstanding Shares and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights") issued pursuant to the Rights Agreement, dated as of November 2, 1998 (as amended from time to time, the "Rights Agreement"), by and between Maxwell and EquiServe Trust Company, N.A., as Rights Agent, at a price of $20.00 per Share, net to the seller in cash, without interest, subject to the conditions set forth in the Offer to Purchase dated March 23, 2004 (the "Offer to Purchase") and the related Letter of Transmittal. The Offer currently is scheduled to expire at 12:00 Midnight, New York City time, on Monday, April 19, 2004, unless extended. Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. The Shares are currently trading above the $20.00 per Share offer price.


     The purpose of the Offer is to enable Jones to acquire control of, and ultimately the entire equity interest in, Maxwell. The Offer, as the first step in the acquisition of Maxwell, is intended to facilitate the acquisition of all issued and outstanding Shares. Purchaser currently intends, promptly following consummation of the Offer, to seek to have Maxwell consummate a second-step merger or similar business combination with Purchaser or another direct or indirect wholly owned subsidiary of Jones (the "Proposed Merger"), pursuant to which each then outstanding Share (other than Shares held by Jones or its subsidiaries (including, without limitation, Purchaser) and Shares owned by stockholders who perfect any available appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the highest price paid per Share pursuant to the Offer.

     Jones and Purchaser do not intend to consummate the Offer and the Proposed Merger unless certain conditions are satisfied, including, without limitation,
(1) Maxwell's Board of Directors redeeming the Rights or Purchaser being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger and (2) Purchaser being satisfied, in its sole discretion, that the provisions of Section 203 of the DGCL will be inapplicable to the Proposed Merger or any other business combination involving Jones or any of its subsidiaries (including, without limitation, Purchaser) and Maxwell. Jones and Purchaser believe that the current members of Maxwell's Board of Directors will be unwilling to redeem the Rights (or to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger) and approve the Offer and the Proposed Merger so as to make Section 203 of the DGCL inapplicable to the Proposed Merger or any other such business combination.

     Accordingly, pursuant to the Proposals, Jones and Purchaser are seeking to remove the current members of Maxwell's Board of Directors and replace them with directors who Jones and Purchaser believe will, in their independent judgment and good faith, (1) consider the Offer and any other alternative proposal and
(2) consider, to the extent that it is in the best interest of Maxwell's stockholders, taking action to redeem the Rights (or to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger or any alternative proposal) and to approve the Offer and the Proposed Merger or any alternative proposal for purposes of Section 203 of the DGCL. Subject to their fiduciary duties, the Purchaser Nominees are expected to support the Offer and the Proposed Merger.

     For a complete description of the terms of the Offer, including, without limitation, conditions of the Offer and the Proposed Merger and certain Federal income tax consequences of the Offer and the Proposed Merger, Maxwell's stockholders are referred to the Offer to Purchase and the related Letter of Transmittal.

     THIS CONSENT STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES NOR AN OFFER WITH RESPECT THERETO. THE OFFER IS MADE ONLY BY MEANS OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL.

     JONES AND PURCHASER BELIEVE THAT MAXWELL'S STOCKHOLDERS -- THE OWNERS OF MAXWELL -- ARE ENTITLED TO MAKE A DECISION ON WHETHER OR NOT TO ACCEPT THE OFFER. CONSENTING TO THE PROPOSALS WILL BE AN IMPORTANT STEP IN ALLOWING YOU THE OPPORTUNITY TO RECEIVE THE CONSIDERATION TO BE RECEIVED BY MAXWELL STOCKHOLDERS PURSUANT TO THE OFFER. HOWEVER, YOU MUST TENDER YOUR SHARES PURSUANT TO THE OFFER AND ALL THE CONDITIONS TO THE OFFER MUST BE SATISFIED OR WAIVED BEFORE YOU CAN RECEIVE THE CASH PRICE TO BE PAID FOR SHARES PURSUANT TO THE OFFER. YOUR CONSENT TO THE PROPOSALS DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES PURSUANT TO THE OFFER.

     JONES AND PURCHASER RECOMMEND THAT YOU CONSENT TO THE PROPOSALS BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD CONSENT CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY.

     IF YOU HOLD YOUR SHARES WITH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, ONLY THEY CAN EXERCISE YOUR RIGHT TO CONSENT WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IT IS CRITICAL THAT YOU PROMPTLY CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO PROMPTLY MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD CONSENT CARD IN FAVOR OF EACH OF THE PROPOSALS. JONES AND PURCHASER URGE YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND PROVIDE A COPY OF THOSE INSTRUCTIONS TO PURCHASER IN CARE OF INNISFREE M&A INCORPORATED AT THE ADDRESS SET FORTH BELOW SO THAT JONES AND PURCHASER WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

     EXECUTION AND DELIVERY OF A CONSENT BY A RECORD HOLDER OF SHARES WILL BE PRESUMED TO BE A CONSENT WITH RESPECT TO ALL SHARES HELD BY SUCH RECORD HOLDER UNLESS THE CONSENT SPECIFIES OTHERWISE.

     ONLY HOLDERS OF RECORD AS OF THE CLOSE OF BUSINESS ON THE RECORD DATE WILL BE ENTITLED TO CONSENT TO THE PROPOSALS. IF YOU ARE A STOCKHOLDER OF RECORD AS OF THE CLOSE OF BUSINESS ON THE RECORD DATE, YOU WILL RETAIN YOUR RIGHT TO CONSENT EVEN IF YOU SELL YOUR SHARES AFTER THE RECORD DATE. ALSO, THE TENDER OF SHARES PURSUANT TO THE OFFER DOES NOT CONSTITUTE THE GRANT TO JONES OR PURCHASER OF A CONSENT OR ANY RIGHTS TO CONSENT WITH RESPECT TO THE TENDERED SHARES UNTIL SUCH TIME AS SUCH SHARES ARE ACCEPTED FOR PAYMENT BY PURCHASER. ACCORDINGLY, IT IS IMPORTANT THAT YOU PROVIDE CONSENT FOR THE SHARES HELD BY YOU AS OF THE CLOSE OF BUSINESS ON THE RECORD DATE, OR PROVIDE CONSENT FOR SUCH SHARES ON THE GOLD CONSENT CARD, EVEN IF YOU SELL OR TENDER YOUR SHARES AFTER THE RECORD DATE.

     IF YOU TAKE NO ACTION, IT IS EFFECTIVELY A VOTE AGAINST THE PROPOSALS. ABSTENTIONS, FAILURES TO EXECUTE AND RETURN CONSENTS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

     THIS REVISED PRELIMINARY CONSENT STATEMENT IS BEING FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 2004.


     If you have any questions or require any assistance in executing or delivering your consent, please write to or call:

                           INNISFREE M&A INCORPORATED

                         501 MADISON AVENUE, 20TH FLOOR
                            NEW YORK, NEW YORK 10022


                        BANKS AND BROKERS CALL COLLECT:

                                 (212) 750-5833
                       ALL OTHERS PLEASE CALL TOLL-FREE:
                                 (888) 750-5834

                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION.......     2
THE PROPOSALS...............................................     6
REASONS FOR THE SOLICITATION................................     6
ADDITIONAL INFORMATION REGARDING THE PROPOSALS..............     7
REASONS TO CONSENT TO EACH OF THE PROPOSALS.................    10
VOTING SECURITIES...........................................    11
CONSENT PROCEDURE...........................................    12
REVOCATION OF CONSENTS......................................    13
SPECIAL INSTRUCTIONS........................................    13
APPRAISAL RIGHTS............................................    14
INFORMATION ABOUT JONES AND PURCHASER.......................    14
CERTAIN TRANSACTIONS BETWEEN JONES AND MAXWELL..............    15
SOLICITATION OF CONSENTS....................................    16
SCHEDULE I..................................................   I-1
SCHEDULE II.................................................  II-1

             QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

     The following are some of the questions you, as a stockholder, may have and answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this document, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to carefully read this entire document prior to making any decision on whether to grant any consent hereunder. Unless the context otherwise requires, we refer to one share of Maxwell Class A Common Stock, together with the associated preferred stock purchase rights, as a "Share."

WHO IS MAKING THE SOLICITATION?

     Jones Apparel Group, Inc. and MSC Acquisition Corp. Jones is a leading designer and marketer of branded apparel, footwear and accessories. MSC is an indirect wholly owned subsidiary of Jones.

WHAT ARE WE ASKING YOUR CONSENT FOR?


     We are asking you to consent to three proposals. The first two proposals seek to remove the current members of Maxwell's Board of Directors and replace them with MSC's director nominees. The third proposal seeks to repeal each provision of the Maxwell bylaws and any amendments thereto adopted after January 22, 2004. Adoption of this proposal could result in the repeal of certain provisions of Maxwell's bylaws which may be in the best interest of Maxwell stockholders. The principal purpose of our proposals is to remove the current members of Maxwell's Board of Directors and replace them with directors who we believe will, in their independent judgment and good faith, (1) consider the offer and any other alternative proposal and (2) consider, to the extent that it is in the best interest of Maxwell's stockholders, taking action to redeem the preferred stock purchase rights (or take action to make the preferred stock purchase rights inapplicable to the offer and the proposed second-step merger or any alternative proposal) and to approve the offer and the proposed second-step merger or any alternative proposal for purposes of Section 203 of the Delaware General Corporation Law. Subject to their fiduciary duties, MSC's director nominees are expected to support the offer and the proposed second-step merger.


WHY ARE WE SOLICITING YOUR CONSENT?


     We are soliciting your consent because we believe that the current members of Maxwell's Board of Directors are not acting in your best interests with respect to the offer. Despite the fact that the $20.00 per share cash price to be paid in the offer represents a premium of 13.7% to the last reported sales price of shares of Maxwell's Class A Common Stock on the Nasdaq National Market System on February 18, 2004, the day Jones informed Maxwell of its proposal to acquire all the outstanding shares of Maxwell's Class A Common Stock, Maxwell's Board of Directors rejected the offer as inadequate without making any effort to discuss the offer with us. The shares of Maxwell Class A Common Stock are currently trading above the $20.00 per share offer price. In addition, Maxwell's Board of Directors has refused to take the steps necessary, including redeeming the rights under, or otherwise amending, its "poison pill" rights plan, in order to permit Maxwell's stockholders to accept the offer and receive the consideration to be paid pursuant to the offer.


HOW DOES THE CONSENT AFFECT THE TENDER OFFER?


     Even if Maxwell's stockholders consent to the proposals, MSC will not be obligated to purchase Shares tendered in the offer unless certain conditions to the offer are either satisfied or waived. However, the passage of the proposals is an important step in allowing stockholders of Maxwell the opportunity to accept the offer and receive the consideration to be paid pursuant to the offer.

WHAT NEEDS TO HAPPEN FOR MSC TO COMPLETE ITS TENDER OFFER?

     Certain conditions need to be met in order for MSC to complete the offer, including, without limitation, the following:

     - Maxwell's stockholders must validly tender and not withdraw before the expiration of the offer a number of Shares that, together with the Shares then owned by Jones and its subsidiaries, would represent at least a majority of the total number of outstanding Shares on a fully diluted basis.

     - Maxwell's Board of Directors must redeem the preferred stock purchase rights or MSC must be satisfied, in its sole discretion, that such rights have been invalidated or are otherwise inapplicable to the offer and the proposed second-step merger.

     - MSC must be satisfied, in its sole discretion, that Section 203 of the Delaware General Corporation Law will be inapplicable to the proposed second-step merger or any other business combination involving Jones or any of its subsidiaries and Maxwell.

     - All waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder must have expired or been terminated.

The offer is subject to certain other conditions as well. A more detailed discussion of the conditions to consummation of the offer may be found in our tender offer statement.

HOW DO THE PREFERRED STOCK PURCHASE RIGHTS AFFECT MSC'S ABILITY TO CONSUMMATE THE OFFER?

     Preferred stock purchase rights have been issued to all stockholders of Maxwell. The offer is conditioned upon Maxwell's Board of Directors redeeming these rights or MSC being satisfied, in its sole discretion, that these rights have been invalidated or are otherwise inapplicable to the offer and the proposed second-step merger. If that condition is not satisfied, then under certain circumstances, including MSC acquiring 15% or more of the Shares in the offer, holders of a right (other than Jones and its subsidiaries) would have the right to purchase Shares or other securities having a market value equal to two times the current exercise price of the right. Jones does not intend to consummate the offer under these circumstances.

     If elected to Maxwell's Board of Directors, we believe that MSC's director nominees will consider, to the extent that it is in the best interest of Maxwell's stockholders, taking action to redeem the rights or otherwise make them inapplicable to the offer and the proposed second-step merger.

HOW DOES SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW AFFECT MSC'S ABILITY TO CONSUMMATE THE OFFER?

     Maxwell is subject to Section 203 of the Delaware General Corporation Law, which, in general, prevents an interested stockholder (generally, a stockholder and an affiliate or associate thereof owning 15% or more of a corporation's outstanding voting stock) from engaging in a business combination (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time such stockholder became an interested stockholder, unless certain exceptions apply. Unless certain criteria are satisfied, Section 203 of the Delaware General Corporation Law would prohibit us from consummating the proposed second-step merger.

     We believe that MSC's director nominees, if elected to Maxwell's Board of Directors, will consider, to the extent that it is in the best interest of Maxwell's stockholders, taking action to approve the offer and the proposed second-step merger or any alternative proposal for purposes of Section 203 of the Delaware General Corporation Law.

WHO ARE MSC'S DIRECTOR NOMINEES?


     MSC proposes that Allan Corn, Jeffrey J. Haas, Michael S. Koeneke, Harold Leppo and Robert D. Martin be elected as directors to Maxwell's Board of Directors. These nominees are independent persons within the meaning of the National Association of Securities Dealers listing standards and are not affiliated with Maxwell, Jones, MSC or any other subsidiary of Jones or any subsidiary of Maxwell. They are highly qualified individuals who will carefully consider the offer. The principal occupation and business experience of each nominee is set forth in this Consent Statement under the section entitled "Additional Information Regarding the Proposals" beginning on page 6, which we urge you to read.


IF YOU CONSENT TO THE PROPOSALS, ARE YOU AGREEING TO TENDER YOUR SHARES IN THE OFFER?

     No. Your consent to the proposals does not obligate you to tender your Shares in the offer.

WHO CAN CONSENT TO THE PROPOSALS?

     If you are a record owner of Shares as of the close of business on the record date, you have the right to consent to the proposals.


     On March 25, 2004, Maxwell announced that it had set the record date with respect to the determination of Maxwell stockholders entitled to consent in writing to the proposals of March 25, 2004. Jones and MSC believe that the March 25, 2004 record date is invalid because Maxwell's Amended and Restated Certificate of Incorporation provides that the record date with respect to the determination of Maxwell stockholders entitled to consent in writing to the proposals is the first date on which a signed written consent in respect of the
proposals was delivered to Maxwell. On April   --  , 2004, MSC delivered a
signed written consent to Maxwell. Accordingly, Jones and MSC believe the record
date is April   --  , 2004. On March 31, 2004 Jones and MSC filed a complaint in the Court of Chancery in the State of Delaware alleging that Maxwell and Maxwell's Board of Directors acted improperly in setting a record date of March 25, 2004 and that such record date is invalid under Delaware law and the Maxwell Amended and Restated Certificate of Incorporation. We will promptly inform you when the Court of Chancery has resolved this issue. Until such time as the Court of Chancery resolves the record date issue, Jones and MSC will be soliciting consents from stockholders of record as of March 25, 2004 as well as from
stockholders of record as of April   --  , 2004.


WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

     In order for the proposals to be adopted, Maxwell must receive written consents signed by a sufficient number of stockholders to adopt the proposals within 60 days of the date of the earliest dated consent delivered to Maxwell. On April -- , 2004, MSC delivered a signed written consent to Maxwell.
Consequently, you have until    --   , 2004 to consent to the proposals. WE URGE
YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT.

HOW MANY CONSENTS MUST BE GRANTED IN FAVOR OF THE PROPOSALS TO ADOPT THEM?


     The proposals relating to removing the current members of Maxwell's Board of Directors and replacing them with MSC's director nominees will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding Shares as of the close of business on the record date, provided that such consents are delivered to Maxwell by --, 2004. According to Maxwell's Schedule 14D-9 filed on March 29, 2004, as of March 23, 2004, there were 14,840,056 Shares issued and outstanding. Assuming that the number of issued and outstanding Shares is 14,840,056, the consent of at least 7,420,029 Shares would be necessary to effect these proposals.

     The proposal relating to repealing each provision of the Maxwell bylaws and amendments thereto adopted after January 22, 2004, will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of more than 75% of the issued and outstanding Shares as of the close of business on the record date, provided that such consents are delivered to Maxwell by --, 2004. Assuming that the number of issued and outstanding Shares is 14,840,056, the consent of at least 11,130,043 Shares would be necessary to effect this proposal.


     The actual number of consents necessary to effect the proposals will depend on the actual facts as they exist on the record date.

WHAT SHOULD YOU DO TO CONSENT?

     Mark, sign, date and return the enclosed GOLD consent card today to Innisfree M&A Incorporated in the enclosed postage-paid envelope. In order for your consent to be valid, your consent card must be signed and dated.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

     Please call Innisfree M&A Incorporated at (888) 750-5834 (toll-free) or
(212) 750-5833 (collect).

                                 THE PROPOSALS

     Jones and Purchaser are seeking written consents, without a stockholders' meeting, to the Proposals, which propose that Maxwell's stockholders take the following actions:

          (1) Remove each member of Maxwell's Board of Directors and any person (other than those elected by this consent solicitation) elected or appointed to Maxwell's Board of Directors by such directors to fill any vacancy on Maxwell's Board of Directors or any newly-created directorships;

          (2) Elect the Purchaser Nominees; and

          (3) Repeal each provision of the Maxwell Bylaws and amendments thereto, if any, adopted after January 22, 2004 and before the effectiveness of the Proposals.

                          REASONS FOR THE SOLICITATION


     Purchaser has commenced the Offer, pursuant to which Purchaser has offered to purchase all issued and outstanding Shares, at a price of $20.00 per Share, net to the seller in cash, without interest, subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The Shares are currently trading above the $20.00 per Share offer price. Jones currently intends, promptly following consummation of the Offer, to seek to have Maxwell consummate the Proposed Merger, pursuant to which each then outstanding Share (other than Shares held by Jones or its subsidiaries (including, without limitation, Purchaser) and Shares owned by stockholders who perfect any available appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the highest price paid per Share in the Offer.


     The purpose of the Offer is to enable Jones to acquire control of, and ultimately the entire equity interest in, Maxwell. The Offer, as the first step in the acquisition of Maxwell, is intended to facilitate the acquisition of all issued and outstanding Shares.

     Jones and Purchaser do not intend to consummate the Offer and the Proposed Merger unless certain conditions are satisfied, including, without limitation,
(1) Maxwell's Board of Directors redeeming the Rights or Purchaser being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger and (2) Purchaser being satisfied, in its sole discretion, that the provisions of Section 203 of the DGCL will be inapplicable to the Proposed Merger or any other business combination involving Jones or any of its subsidiaries (including, without limitation, Purchaser) and Maxwell.

     Jones and Purchaser believe that the current members of Maxwell's Board of Directors will be unwilling to redeem the Rights (or to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger) and approve the Offer and the Proposed Merger so as to make Section 203 of the DGCL inapplicable to the Proposed Merger or any other such business combination.

     Accordingly, pursuant to the Proposals, Jones and Purchaser are seeking to remove the current members of Maxwell's Board of Directors and replace them with directors who Jones and Purchaser believe will, in their independent judgment and good faith, (1) consider the Offer and any other alternative proposal and
(2) consider, to the extent that it is in the best interest of Maxwell's stockholders, taking action to redeem the Rights (or to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger or any alternative proposal) and to approve the Offer and the Proposed Merger or any alternative proposal for purposes of Section 203 of the DGCL. Subject to their fiduciary duties, the Purchaser Nominees are expected to support the Offer and the Proposed Merger.

     For a complete description of the terms of the Offer, including, without limitation, the conditions of the Offer and the Proposed Merger and certain Federal income tax consequences of the Offer and the Proposed Merger, Maxwell's stockholders are referred to the Offer to Purchase and the related Letter of Transmittal.

                 ADDITIONAL INFORMATION REGARDING THE PROPOSALS

PROPOSAL 1:  REMOVAL OF DIRECTORS

     Maxwell's stockholders are being asked to consent to the removal of each member of Maxwell's Board of Directors and any person (other than those elected by this consent solicitation) elected or appointed to Maxwell's Board of Directors by such directors to fill any vacancy on Maxwell's Board of Directors or any newly-created directorships. As of April -- , 2004, Maxwell's Board of Directors consisted of: Mark J. Cocozza, James J. Tinagero, Stephen A. Fine, Malcolm L. Sherman and Anthony J. Tiberii.


     Proposal 1 will not become effective unless Proposal 2 is adopted and becomes effective. However, Proposal 1 may be adopted and become effective independent of Proposal 3.


     Proposal 1 will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding Shares as of the close of business on the Record Date, provided that such consents are delivered to Maxwell by --, 2004.


     The GOLD consent card delivered with the Consent Statement provides each Maxwell stockholder with the opportunity to adopt Proposal 1 in part by designating the names of any member of the Maxwell Board of Directors whom such stockholder does not want removed from the Maxwell Board of Directors.


     Jones and Purchaser recommend that Maxwell's stockholders consent to Proposal 1.

PROPOSAL 2:  ELECTION OF THE PURCHASER NOMINEES

     Maxwell's stockholders are being asked to consent to the election of each of Allan Corn, Jeffrey J. Haas, Michael S. Koeneke, Harold Leppo and Robert D. Martin as directors of Maxwell. In accordance with the Maxwell Bylaws, each Purchaser Nominee, if elected, will hold office until the next annual meeting of stockholders and until such person's successor has been elected or until his or her death, resignation, retirement or removal. If elected, the nominees would serve together as a single class of directors in accordance with the Maxwell Bylaws.

     The Purchaser Nominees have furnished the following information regarding their principal occupations and certain other matters.


                                                       PRINCIPAL OCCUPATION OR EMPLOYMENT DURING
NAME, AGE AND BUSINESS (OR RESIDENCE) ADDRESS          THE LAST FIVE YEARS AND OTHER DIRECTORSHIPS
-----------------------------------------------------  ----------------------------------------------
Allan Corn (Age, 60)                                   Mr. Corn is a financial consultant for ACE
  1 Edgewood Circle                                    Consulting LLC, a financial consulting firm.
  Orangeburg, NY 10962                                 From 1990 to December 2003, Mr. Corn was
                                                       Senior Vice President and Chief Financial
                                                       Officer of Michael Anthony Jewelers, Inc., a
                                                       designer and manufacturer of fine jewelry.
                                                       Since 1989, Mr. Corn has been a Director of
                                                       Michael Anthony Jewelers, Inc.
Jeffrey J. Haas (Age, 42)                              Since 2000, Professor Haas has been a
  New York Law School                                  Professor of Law at The New York Law School.
  57 Worth Street                                      From 1996 until 2000, Mr. Haas was Associate
  New York, NY 10013                                   Professor of Law at The New York Law School.
                                                       Professor Haas also serves as Trustee of The
                                                       Watchdog Fund Trust and Sector Funds Trust,
                                                       both of which are management investment
                                                       companies.

                                                       PRINCIPAL OCCUPATION OR EMPLOYMENT DURING
NAME, AGE AND BUSINESS (OR RESIDENCE) ADDRESS          THE LAST FIVE YEARS AND OTHER DIRECTORSHIPS
-----------------------------------------------------  ----------------------------------------------
Michael S. Koeneke (Age, 57)                           Since March 2003, Mr. Koeneke has served as a
  Knightspoint Partners LLC                            Managing Member of Knightspoint Partners LLC,
  787 Seventh Avenue                                   which is engaged in the business of acquiring,
  9th Floor                                            holding or disposing of investments in various
  New York, NY 10019                                   companies. Mr. Koeneke was elected director of
                                                       CPI Corp. in March, 2004. From 1997 through
                                                       2002, Mr. Koeneke was the co-head and then the
                                                       Chairman of Global Mergers and Acquisitions at
                                                       Merrill Lynch & Co., Inc., an investment bank.
Harold Leppo (Age, 66)                                 From 1988 to 1999, Mr. Leppo served as the
  71 Lynam Road                                        Chief Executive Officer of Harold Leppo and
  Stamford, CT 06903                                   Company, a retail consulting firm. Mr. Leppo
                                                       also served as Director of Home Base Inc., an
                                                       operator of home improvement warehouses, from
                                                       2001 to 2003, Director of J. Baker, Inc., a
                                                       retailer of apparel and footwear, from 1997
                                                       until 2003, Director of Filenes Basement
                                                       Corp., an operator of off-price specialty
                                                       stores, from 1993 to 2000 and Director of
                                                       Salant, Inc., a designer and manufacturer of
                                                       menswear apparel products, from 1995 to 1999.
Robert D. Martin (Age, 56)                             From 2000 to January 2004, Mr. Martin was
  605 Blue Teal Court                                  Senior Vice President and Chief Financial
  Atlanta, GA 30327                                    Officer of Russell Corporation, an apparel and
                                                       athletic company. From June 1999 to August
                                                       2000, Mr. Martin was Senior Vice President and
                                                       Chief Financial Officer, International of
                                                       Sunbeam Corporation, a designer, manufacturer
                                                       and marketer of branded consumer products.
                                                       Sunbeam Corporation filed for bankruptcy of
                                                       February 6, 2001. From 1990 to 1999, Mr.
                                                       Martin was Vice President and Chief Financial
                                                       Officer of Sara Lee Branded Apparel, Europe, a
                                                       global manufacturer and marketer of brand-name
                                                       products.



     Each of the Purchaser Nominees has agreed and consented to be named in this Consent Statement and to serve as a director of Maxwell, if elected. Neither Jones nor Purchaser expects that any of the Purchaser Nominees will be unable or unwilling to serve. However, if any nominee was unable or unwilling to serve as a director of Maxwell (including if Maxwell makes or announces any changes to the Maxwell Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Purchaser Nominees), the remaining nominee or nominees may designate another person or persons to replace the nominee or nominees unable or unwilling to serve and Purchaser will nominate the person or persons designated by the remaining nominee or nominees to replace the nominee or nominees unable or unwilling to serve.


     The Purchaser Nominees and their associates will not receive any compensation from Jones or Purchaser for their services as directors of Maxwell. Jones will pay each Purchaser Nominee $25,000 in consideration of such Purchaser Nominee's service as a Purchaser Nominee. Jones has also agreed to reimburse the Purchaser Nominees for fees and expenses incurred in reviewing and entering into their respective agreements with Jones. In addition, Jones has agreed to indemnify the Purchaser Nominees against any costs, expenses and other liabilities associated with their nomination and, if elected, their serving as directors of Maxwell.

     Jones will not be required to indemnify the Purchaser Nominees: (1) except to the extent the aggregate amount of losses to be indemnified exceeds any indemnification and insurance provided by Maxwell; (2) for any transaction from which the Purchaser Nominee personally derived a benefit in money, property or service to which the Purchaser Nominee was not legally entitled; or (3) in respect of acts or omissions which involve intentional misconduct or a knowing violation of law by the Purchaser Nominee. Jones may, but is not obligated to, obtain insurance policies covering any portion of such indemnification.

     Based on information made publicly available by Maxwell, if the Purchaser Nominees are elected as directors of Maxwell and do not become employees of Maxwell, they would receive an annual retainer of $20,000 plus an additional $1,000 for attending each regular and special meeting of Maxwell's Board of Directors and $500 for each committee meeting attended, as well as an annual grant of options to purchase 7,500 Shares. Based on such publicly available information, such options would be granted at an exercise price equal to the fair market value of the Shares on the date of grant, would terminate 10 years after the date of grant (or, if earlier, two years after the individual ceases to be a director) and would be immediately exercisable. Furthermore, based on such publicly available information, Jones and Purchaser believe that each of the Purchaser Nominees, if elected, would be indemnified for service as a director to the same extent indemnification is provided to other directors under the Maxwell Certificate of Incorporation and the Maxwell Bylaws and would be covered by Maxwell's officer and director liability insurance policy, if any, and be entitled to any other benefits made available to directors by Maxwell.

     To the knowledge of Jones and Purchaser, none of the Purchaser Nominees or their associates beneficially owns or owns of record any securities of Maxwell or Jones.

     To the knowledge of Jones and Purchaser, there are no material proceedings in which any of the Purchaser Nominees or any of their associates is a party adverse to Maxwell or any of its subsidiaries, or proceedings in which such nominees or associates have a material interest adverse to Maxwell or any of its subsidiaries. To the knowledge of Jones and Purchaser, no occupation or employment was carried on by any of the Purchaser Nominees with Maxwell or any corporation or organization which is or was a parent, subsidiary or other affiliate of Maxwell and none of the Purchaser Nominees has ever served on Maxwell's Board of Directors.

     Other than as disclosed in this Consent Statement, to the knowledge of Jones and Purchaser, there are no arrangements or understandings between any of the Purchaser Nominees and any other party pursuant to which any such nominee was or is to be selected as a director or nominee.

     To the knowledge of Jones and Purchaser, none of the Purchaser Nominees, their immediate family members, any corporation or organization of which any of the Purchaser Nominees is an executive officer or partner, or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, or any trust or other estate in which any of the Purchaser Nominees has a substantial beneficial interest or serves as a trustee or in a similar capacity, has been indebted to Maxwell or its subsidiaries at any time since November 1, 2002, in an amount in excess of $60,000.

     To the knowledge of Jones and Purchaser, none of the Purchaser Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of Maxwell, or is subject to any arrangement described in Item 402 of Regulation S-K under the Securities Act of 1933 ("Regulation S-K"). Other than as set forth above, neither Jones nor Purchaser is aware of any other arrangement pursuant to which any director of Maxwell was compensated for services during Maxwell's last fiscal year.

     To the knowledge of Jones and Purchaser, none of the relationships regarding the Purchaser Nominees described under Item 404(b) of Regulation S-K exists or has existed since November 1, 2002. To the knowledge of Jones and Purchaser, there are no relationships involving any of the Purchaser Nominees or any of their associates that would have required disclosure under Item 402(j) of Regulation S-K had the Purchaser Nominees been directors of Maxwell.

     Proposal 2 will not become effective unless Proposal 1 is adopted and becomes effective. However, Proposal 2 may be adopted and become effective independent of Proposal 3.

     Proposal 2 will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding Shares as of the close of business on the Record Date, provided that such consents are delivered to Maxwell by --, 2004.

     Jones and Purchaser recommend that Maxwell's stockholders consent to Proposal 2.

PROPOSAL 3: REPEAL EACH PROVISION OF THE MAXWELL BYLAWS AND AMENDMENTS THERETO,
            IF ANY, ADOPTED AFTER JANUARY 22, 2004 AND BEFORE THE EFFECTIVENESS OF THE PROPOSALS.


     Maxwell's stockholders are being asked to consent to the repeal of any provision of the Maxwell Bylaws and amendments thereto, if any, adopted by Maxwell's Board of Directors after January 22, 2004 and before the effectiveness of the Proposals. This Proposal is designed to prevent Maxwell's current Board of Directors from taking actions to amend the Maxwell Bylaws to attempt to nullify or delay the actions taken by Maxwell's stockholders under the Proposals or to create new obstacles to the ability of Maxwell's stockholders to freely elect a Board of Directors that acts in their best interest. Based on publicly available information, the most recent version of the Maxwell Bylaws was adopted on March 29, 1999, and no alterations after that date have been publicly disclosed. The adoption of this Proposal could result in the repeal of certain provisions of the Maxwell Bylaws which may be in the best interest of Maxwell's stockholders. However, Jones and Purchaser believe that such a possibility is unlikely because Jones and Purchaser believe that Maxwell's Board of Directors has failed to act in the best interest of Maxwell's stockholders with respect to the Offer. If Maxwell's Board of Directors adopts any material amendments to the Maxwell Bylaws that would be subject to repeal under this Proposal and such amendments are made available to Jones, Purchaser or the general public, Jones and Purchaser will provide you with additional materials regarding such amendments.


     The effectiveness of Proposal 3 is not subject to the effectiveness of any other Proposal.

     Proposal 3 will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of more than 75% of the outstanding Shares as of the close of business on the Record Date, provided that such consents are delivered to Maxwell by --, 2004.

     Jones and Purchaser recommend that Maxwell's stockholders consent to Proposal 3.

                  REASONS TO CONSENT TO EACH OF THE PROPOSALS


     Jones and Purchaser recommend that Maxwell's stockholders consent to each of the Proposals. The most important reason for you to consent to the Proposals is to allow Maxwell's stockholders to decide for themselves whether to accept the Offer and receive the consideration to be paid pursuant to the Offer or any alternative proposal.



     Jones and Purchaser believe that the terms of the Offer are fair and generous to Maxwell's stockholders. Nevertheless, Maxwell's Board of Directors rejected the Offer as inadequate without making any effort to discuss the Offer with Jones, and has refused numerous requests to meet with Jones to discuss the Offer. In addition, Maxwell's Board of Directors has refused to take the steps necessary, including redeeming the Rights under, or otherwise amending, its "poison pill" rights plan, in order to permit Maxwell's stockholders to accept the Offer and receive the consideration to be paid pursuant to the Offer.


     By voting for the Proposals, Maxwell's stockholders can demonstrate their support for the Offer and their dissatisfaction with the actions taken by Maxwell's Board of Directors.

     Even if Maxwell's stockholders consent to the election of the Purchaser Nominees to Maxwell's Board of Directors, Jones and Purchaser do not intend to consummate the Offer and the Proposed Merger unless certain conditions are satisfied, including, without limitation, (1) Maxwell's Board of Directors redeeming the Rights or Purchaser being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger and (2) Purchaser being satisfied, in its sole discretion, that the provisions of Section 203 of the DGCL will be inapplicable to the Proposed Merger or any other business combination involving Jones or any of its subsidiaries (including, without limitation, Purchaser) and Maxwell. Maxwell's Board of Directors has the power to take action to eliminate these obstacles to the Offer and the Proposed Merger. However, Jones and Purchaser believe that the current members of Maxwell's Board of Directors will be unwilling to redeem the Rights (or to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger) and approve the Offer and the Proposed Merger so as to make Section 203 of the DGCL inapplicable to the Proposed Merger or any other such business combination.


     Jones and Purchaser believe that the Purchaser Nominees will, in their independent judgment and good faith, (1) consider the Offer and any other alternative proposal and (2) consider, to the extent that it is in the best interest of Maxwell's stockholders, taking action to redeem the Rights (or to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger or any alternative proposal) and to approve the Offer and the Proposed Merger or any alternative proposal for purposes of Section 203 of the DGCL. Subject to their fiduciary duties, the Purchaser Nominees are expected to support the Offer and the Proposed Merger. If for any reason after the adoption of the Proposals neither the Offer nor any alternative proposal is consummated, the Purchaser Nominees that are elected to Maxwell's Board of Directors would serve as directors of Maxwell until the next annual meeting of Maxwell stockholders and until such person's successor has been elected or until such person's death, resignation, retirement or removal.


     IN ORDER TO PROVIDE MAXWELL'S STOCKHOLDERS THE OPPORTUNITY TO ACCEPT THE OFFER OR ANY ALTERNATIVE PROPOSAL, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD CONSENT CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, CONSENTING TO THE PROPOSALS.

     A consent to the Proposals does not obligate a Maxwell stockholder to tender its Shares pursuant to the Offer.

                               VOTING SECURITIES

     According to publicly available information, the Shares constitute the only class of outstanding voting securities of Maxwell. Accordingly, only holders of Shares are entitled to execute consents. Each Share is entitled to one vote. Maxwell's stockholders do not have cumulative voting rights.

     On February 23, 2004, Jones acquired 100 Shares at a price of $18.20 per Share in an open market purchase. On February 24, 2004, Jones acquired 100 Shares at a price of $18.77 per Share in an open market purchase and sold 100 Shares at a price of $17.99 per Share in an open market sale. On March 22, 2004, Jones transferred 50 Shares to Purchaser.


     On March 25, 2004, Maxwell announced that it had set the Record Date with respect to the determination of Maxwell stockholders entitled to consent in writing to the Proposals of March 25, 2004. Jones and Purchaser believe that the March 25, 2004 Record Date is invalid because the Maxwell Certificate of Incorporation provides that the Record Date with respect to the determination of Maxwell stockholders entitled to consent in writing to the Proposals is the first date on which a signed written consent in respect of the Proposals was
delivered to Maxwell. On April   --  , 2004, Purchaser delivered a signed
written consent to Maxwell. Accordingly, Jones and Purchaser believe the Record
Date is April   --  , 2004. On March 31, 2004 Jones and Purchaser filed a
complaint in the Court of Chancery in the State of Delaware alleging that Maxwell and Maxwell's Board of Directors acted improperly in setting a Record Date of March 25, 2004 and that such Record Date is invalid under Delaware law and the Maxwell Certificate of Incorporation. Jones and Purchaser will promptly inform you when the Court of Chancery has resolved this issue. Until such time as the Court of Chancery resolves the Record Date issue, Jones and Purchaser will be soliciting consents from stockholders of record as of March 25, 2004 as
well as from stockholders of record as of April   --  , 2004.



     Proposals 1 and 2 will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the issued and outstanding Shares as of the close of business on the Record Date, provided that such consents are delivered to Maxwell by --, 2004. According to Maxwell's Schedule 14D-9 filed on March 29, 2004 as of March 23, 2004, there were 14,840,056 Shares issued and outstanding. Assuming that the number of issued and outstanding Shares is 14,840,056, the consent of at least 7,420,029 Shares would be necessary to effect Proposals 1 and 2.



     Proposal 3 will be adopted and become effective when properly completed, unrevoked consents are signed by holders of more than 75% of the issued and outstanding Shares as of the close of business on the Record Date, provided that such consents are delivered to Maxwell by --, 2004. Assuming that the number of issued and outstanding Shares is 14,840,056, the consent of at least 11,130,043 Shares would be necessary to effect Proposal 3.


     The actual number of consents necessary to effect the Proposals will depend on the actual facts as they exist on the Record Date.

     IF A MAXWELL STOCKHOLDER TAKES NO ACTION, IT IS EFFECTIVELY A VOTE AGAINST THE PROPOSALS. ABSTENTIONS, FAILURES TO EXECUTE AND RETURN CONSENTS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.


     The accompanying GOLD consent card will be acted upon in accordance with the stockholder's instructions on such GOLD consent card. Maxwell stockholders may consent to the removal of all directors of Maxwell or only certain of such directors. Maxwell's stockholders also may consent to the entire slate of the Purchaser Nominees or may withhold consent from any one or more of the Purchaser Nominees by marking the proper box and writing the name of any such Purchaser Nominee in the space provided on the GOLD consent card. Similarly, Maxwell's stockholders may consent in favor of certain Proposals and withhold consent from the other Proposals by marking the proper box on the GOLD consent card. Notwithstanding the foregoing, Jones and Purchaser urge Maxwell's stockholder to consent to remove all of the directors of Maxwell and to replace them with all of the Purchaser Nominees and otherwise consent to each of the Proposals on the enclosed GOLD consent card.


                               CONSENT PROCEDURE

     Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation's certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation's stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation. The Maxwell Certificate of Incorporation does not contain any such contrary provision and expressly provides that any election of directors or other action by the stockholders of Maxwell may be effected by written consent. The Maxwell Certificate of Incorporation provides that consent will be deemed effective as of the day on which written consents signed by the stockholders of Maxwell having the minimum number of votes that would be necessary to authorize such action at a meeting at which all Shares entitled to vote thereon were present and voted are delivered to Maxwell to its registered office in Delaware, its principal place of business, or to an officer or agent of Maxwell having custody of the stockholder books.

     The Maxwell Bylaws provide that, within three business days after receipt of the earliest dated consent delivered to Maxwell in the manner provided by the DGCL, the Secretary of Maxwell is required to engage nationally recognized independent inspectors of elections for the purpose of performing a ministerial review of the validity of consents and revocations. According to the Maxwell Bylaws, the cost of retaining inspectors of consents is required to be borne by Maxwell.

     Maxwell's stockholders will have until --, 2004 to consent to the Proposals. JONES AND PURCHASER URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT.

     The Maxwell Bylaws provide that consents and revocations must be delivered to the inspectors upon receipt by Maxwell, the soliciting stockholders or their solicitors or other designated agents. The Maxwell Bylaws provide that as soon as consents and revocations are received, the inspectors must review the consents and revocations and maintain a count of the number of valid and unrevoked consents. The Maxwell Bylaws provide that as soon as practicable after the earlier of (1) 60 days after the date of the earliest dated consent delivered to Maxwell in accordance with the DGCL and (2) a written request therefor by Maxwell or the soliciting stockholders (whichever is soliciting consents), the inspectors must issue a preliminary report to Maxwell and the soliciting stockholders stating: (A) the number of valid consents; (B) the number of valid revocations; (C) the number of valid and unrevoked consents; (D) the number of invalid consents; (E) the number of invalid revocations; and (F) whether, based on their preliminary count, the requisite number of valid and unrevoked consents has been obtained to authorize or take the action specified in the consents.

     The Maxwell Bylaws require Maxwell to give prompt notice of the results of a consent solicitation to Maxwell's stockholders.

                             REVOCATION OF CONSENTS

     An executed consent card may be revoked by signing, dating and delivering a written revocation at any time prior to the date that Maxwell has received the required number of properly completed, unrevoked consents to authorize the proposed actions. Revocations may only be made by the record holder that granted such consent. The delivery of a subsequently dated consent card that is properly completed and signed will constitute a revocation of any earlier consent card delivered by such holder. The revocation may be delivered either to Purchaser, in care of Innisfree M&A Incorporated ("Innisfree"), or to an address provided by Maxwell. Although a revocation is effective if delivered to Maxwell, Jones and Purchaser request that either the original or photostatic copies of all revocations of consents be mailed or delivered to Purchaser in care of Innisfree at the address set forth below, so that Purchaser will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

                              SPECIAL INSTRUCTIONS


     If you were a record holder of Shares as of the close of business on March 25, 2004 or April -- , 2004 you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" box, as applicable, underneath each such Proposal on the enclosed GOLD consent card and signing, dating and returning it promptly in the enclosed postage-paid envelope or by mailing the consent card to Innisfree at the address set forth below.


     If a stockholder signing, dating and returning the GOLD consent card has failed to check a box marked "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" for any of the Proposals, such stockholder will be deemed to have consented to each such Proposal.

                       JONES AND PURCHASER RECOMMEND THAT
                     YOU CONSENT TO EACH OF THE PROPOSALS.

     YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD CONSENT CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY TO INNISFREE AT THE ADDRESS SET FORTH BELOW.

     If you hold your Shares with a broker, dealer, commercial bank, trust company or other nominee, only they can exercise your right to consent with respect to your Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to promptly mark, sign, date and return the enclosed GOLD consent card in favor of each of the Proposals. Jones and Purchaser urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Purchaser in care of Innisfree at the address set forth below so that Jones and Purchaser will be aware of all instructions given and can attempt to ensure that such instructions are followed.

     Execution and delivery of a consent by a record holder of Shares will be presumed to be a consent with respect to all Shares held by such record holder unless the consent specifies otherwise.

     Only holders of record as of the Record Date will be entitled to consent. If you are a stockholder of record at the close of business on the Record Date, you will retain your right to consent even if you sell your Shares after the Record Date. Also, the tender of Shares pursuant to the Offer does not constitute the grant to Purchaser of a consent or any rights to consent with respect to the tendered Shares until such time as such Shares are accepted for payment by Purchaser. Accordingly, it is important that you provide consent for the Shares held by you as of the close of business on the Record Date, or provide consent for such Shares on the GOLD consent card, even if you sell or tender your Shares after the Record Date.

     Your consent in favor of the Proposals does not obligate you to tender your Shares pursuant to the Offer.

     This Consent Statement is neither a request for the tender of Shares nor an offer with respect thereto. The Offer is made only by means of the Offer to Purchase and the related Letter of Transmittal.

     If you have any questions or require any assistance in executing or delivering your consent, please write to or call:

                           INNISFREE M&A INCORPORATED

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                        Banks and Brokers Call Collect:
                                 (212) 750-5833
                       All Others Please Call Toll-free:
                                 (888) 750-5834

                                APPRAISAL RIGHTS

     Holders of Shares do not have appraisal rights under Delaware law in connection with this consent solicitation or the Proposals. In addition, holders of Shares do not have appraisal rights in connection with the Offer. However, if a merger (including, without limitation, the Proposed Merger) involving Maxwell is consummated on the terms currently contemplated, stockholders of Maxwell who have neither voted in favor of the merger nor consented thereto in writing, and who otherwise under the DGCL comply with the applicable statutory procedures, will be entitled to seek appraisal rights in respect thereof.

                     INFORMATION ABOUT JONES AND PURCHASER

     Purchaser is an indirect wholly owned subsidiary of Jones organized in 2004 under the laws of the State of New York in order to make the Offer and consummate the Proposed Merger and engage in this consent solicitation. Purchaser has not, and is not expected to, engage in any business other than in connection with its organization, the Offer, the Proposed Merger and this consent solicitation. Purchaser's principal administrative offices and telephone number are the same as those of Jones. Jones was organized in 1975 under the laws of the Commonwealth of Pennsylvania. Jones's principal administrative offices are located at 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007 and telephone number is (215) 785-4000. Jones is a leading designer and marketer of branded apparel, footwear and accessories.

     Jones is subject to the informational filing requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Jones files at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Jones's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

     Information regarding directors, executive officers and certain employees of Jones and Purchaser and other representatives of Jones and Purchaser who may solicit consents or assist in the solicitation of consents is set forth on
Schedule II of this Consent Statement.

     To the extent the Proposals have an effect on the consummation of the Offer and the Proposed Merger, Jones and Purchaser may be deemed to have an interest in such matters as a result of (1) Purchaser's ownership of 50 Shares and Jones's ownership of 50 Shares, (2) Purchaser being the offeror in the Offer and
(3) Jones and Purchaser being proposed parties to the Proposed Merger. For more detailed information regarding the directors, executive officers and certain employees of Jones and Purchaser, transactions involving Maxwell securities within the past two years by Jones, Purchaser, the individuals named on Schedule II and the Purchaser Nominees, see Schedule II of this Consent Statement.

     Except as set forth in this Consent Statement, none of Jones or Purchaser or, to the knowledge of Jones and Purchaser, any of the individuals identified in Schedule II, the Purchaser Nominees, or any associates or immediate family members of the foregoing persons has had or will have a direct or indirect material interest in any transaction or series of similar transactions since November 1, 2002, or any currently proposed transaction or series of similar transactions, to which Maxwell or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000.

     Except as set forth in this Consent Statement, none of Jones or Purchaser or, to the knowledge of Jones and Purchaser, any of the individuals identified in Schedule II, the Purchaser Nominees, or any associates of the foregoing persons has any arrangement or understanding with any person with respect to any future employment by Maxwell or its affiliates or with respect to any future transactions to which Maxwell or any of its affiliates will or may be a party.

     The information concerning Maxwell described herein has been taken from, or is based upon, publicly available information. Although Jones and Purchaser do not have any information that would indicate that any information contained herein that has been taken from such documents is inaccurate or incomplete, neither Jones nor Purchaser takes any responsibility for the accuracy or completeness of such information.

                 CERTAIN TRANSACTIONS BETWEEN JONES AND MAXWELL

     Jones Investment Co. Inc. ("JIC"), a wholly owned subsidiary of Jones, and Maxwell are parties to a license agreement granting Maxwell certain exclusive licensed rights to use certain trademarks (consisting of the AK Anne Klein, Kasper, Albert Nipon and other related trademarks, the "Marks") in connection with the manufacture, advertising, promotion, distribution and sale of women's footwear in approved retail channels in the United States and, with respect to licensed products bearing the Kasper and Nipon trademarks, Canada and Puerto Rico. JIC has also granted Maxwell a revocable right to sell licensed products bearing the AK Anne Klein trademark to specified channels and accounts in Canada and Puerto Rico. The license is currently effective until December 31, 2007, but Maxwell has the right, subject to the satisfaction of certain conditions in the license agreement, to extend the term of the license agreement to December 31, 2012.


     Maxwell pays JIC a royalty on all net sales of such footwear licensed under the license agreement and is responsible for a guaranteed minimum royalty payment to JIC during each year of the agreement. Based on information made publicly available by Maxwell, Maxwell's net sales relating to the Marks for Maxwell's fiscal quarter ended January 31, 2004 and for Maxwell's fiscal years ended October 31, 2003 and October 31, 2002 were $17.3 million, $75.1 million and $64.1 million, respectively (with such net sales representing approximately 31.9%, 33.4%, and 31.4%, respectively, of the net sales of Maxwell under the license agreement for the periods indicated).


     The license agreement provides that if Maxwell contemplates the sale or other disposition of a controlling share of its business or assets related to the subject matter of the agreement, including, without limitation, through a sale of stock (but not including (1) a sale or disposition in which Maxwell's management is an equity participant in the acquiring party, (2) sales that occur in the ordinary course of public trading or (3) sales to or other stock distributions through Maxwell's employee benefit plans), JIC may terminate the agreement if it does not approve the proposed transaction and if Maxwell nevertheless elects to transfer ownership or control of its business or assets related to the subject matter of the license agreement. Upon such a termination, the parties are to negotiate the timing of such termination. The license agreement provides that the foregoing termination right does not arise if the business or assets sold by Maxwell do not relate to the license agreement and if such sale does not, directly or indirectly, constitute a sale or transfer of the license agreement or Maxwell's rights thereunder or interfere with Maxwell's ability to carry out its material obligations thereunder.

     Maxwell has filed a redacted version of the license agreement described above as an exhibit to the Maxwell 10-K. A copy of that redacted version is filed as Exhibit (d) to the Schedule TO filed by Jones and Purchaser with the SEC in connection with the Offer on March 23, 2004 pursuant to Rule 14d-3 under the Exchange Act. Reference is made to such Exhibit for a more complete description of the terms and conditions of the license agreement.

     In the ordinary course of business, certain Jones subsidiaries also purchase licensed footwear from Maxwell.


     Jones acquired Kasper A.S.L., Ltd. ("Kasper"), which owned the rights to the AK Anne Klein brand name, on December 1, 2003 for a total consideration of $259.3 million in cash. Prior to its acquisition by Jones, Kasper owned the Marks and was the licensor under the license agreement. JIC became a party to the license agreement after Jones acquired Kasper.



     From December 1, 2003 (the date of Jones' acquisition of Kasper) to April 3, 2004, Jones and its subsidiaries recorded revenues aggregating approximately $1.12 million related to the license agreement.



     As a result of the Offer and the Proposed Merger, Jones would acquire the license agreement and the other product lines of Maxwell, and Jones currently intends to incorporate the product offerings of Maxwell, including the products offered under the license agreement, into the product offerings of Jones. After consummation of the Offer and the Proposed Merger, Jones would acquire all revenues generated by Maxwell in respect of the Maxwell products licensed under the license agreement and, while Jones has not made a decision in this regard, it is possible that Jones would cause the license agreement to be canceled.


                            SOLICITATION OF CONSENTS

     Consents will be solicited by mail, telephone, facsimile or telegram, in person and by advertisement. Information regarding directors, executive officers and certain employees of Jones or Purchaser and other representatives of Jones or Purchaser who may solicit consents or assist in the solicitation of consents is set forth on Schedule II of this Consent Statement. Except as set forth in this Consent Statement, none of Jones or Purchaser or, to the best knowledge of Jones and Purchaser, any of the Purchaser Nominees or the persons listed in
Schedule II hereto, has any substantial interest in any of the Proposals.

     Jones has retained Innisfree for solicitation and advisory services in connection with solicitations relating to the Proposals, for which Innisfree is to receive a fee of $-- and reimbursement of reasonable out-of-pocket expenses. Jones also has agreed to indemnify Innisfree against certain liabilities and expenses, including liabilities and expenses under the Federal securities laws. Innisfree will solicit consents for the Proposals from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Innisfree will employ approximately 75 persons to solicit Maxwell's stockholders for the Proposals. Innisfree is also acting as Information Agent in connection with the Offer, for which Innisfree will be paid customary compensation in addition to reimbursement of reasonable out-of-pocket expenses.

     Bear, Stearns & Co. Inc. ("Bear Stearns") is acting as the financial advisor to Jones in connection with its effort to enter into a business combination with Maxwell and is acting as the Dealer Manager in connection with the Offer. Bear Stearns will receive customary fees in connection with the engagement. Jones has also agreed to reimburse Bear Stearns (in its capacity as Dealer Manager and financial advisor) for its reasonable out-of-pocket expenses, including the fees of its outside counsel and any other consultant or advisor retained by Bear Stearns, incurred in connection with its engagement, and to indemnify Bear Stearns and certain related persons against certain liabilities and expenses in connection with their engagement, including, without limitation, certain liabilities under the Federal securities laws. Bear Stearns and its affiliates render various investment banking and other advisory services to Jones and its affiliates and are expected to continue to render such services, for which they have received and expect to continue to receive customary compensation from Jones and its affiliates. Michael L. Tarnopol, a Senior Managing Director of Bear Stearns, is a member of the Board of Directors of Jones. In the ordinary course of business, Bear Stearns engages in securities trading, market making and brokerage activities and may, at any time, hold long or short positions and may trade or otherwise effect transactions in securities of Maxwell and/or Jones.

     Except for the cost of the inspectors of consents required by the Maxwell Bylaws to be paid by Maxwell, the entire expense of soliciting consents for the Proposals is being borne by Jones. Jones will not seek reimbursement for such expenses from Maxwell. Costs of this consent solicitation (excluding costs relating to the Offer and the Proposed Merger) are expected to be approximately $--. Total costs incurred to date in furtherance of or in connection with the consent solicitation (excluding costs relating to the Offer and the Proposed Merger) are approximately $--.

     YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD CONSENT CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY TO INNISFREE AT THE ADDRESS STATED BELOW.

     This Consent Statement is neither a request for the tender of Shares nor an offer with respect thereto. The Offer is made only by means of the Offer to Purchase and the related Letter of Transmittal.

     Your consent in favor of the Proposals does not obligate you to tender your Shares pursuant to the Offer.

                                          JONES APPAREL GROUP, INC.

                                          MSC ACQUISITION CORP.
April --, 2004

                                   SCHEDULE I

                         SECURITY OWNERSHIP OF CERTAIN
                  BENEFICIAL OWNERS AND MANAGEMENT OF MAXWELL


     According to Maxwell's Schedule 14D-9 filed with the SEC on March 29, 2004, as of March 23, 2004, there were 14,840,056 Shares issued and outstanding and there were issued and outstanding options to purchase 1,758,651 Shares.



     Based upon Jones's and Purchaser's review of Maxwell's Preliminary Consent Revocation Statement filed with the SEC on April 5, 2004, to the knowledge of Jones and Purchaser, the entities set forth below beneficially owned, as of March 25, 2004, more than 5% of the outstanding Shares. Based upon Jones's and Purchaser's review of Maxwell's Preliminary Consent Revocation Statement, to the knowledge of Jones and Purchaser, the executive officers and directors of Maxwell beneficially owned, as of March 25, 2004, the number of Shares set forth below:


                              5% BENEFICIAL OWNERS


                                                               NUMBER
NAME                                                          OF SHARES   % OF CLASS
----                                                          ---------   ----------
FMR Corp. ..................................................  1,902,250     12.82%
Royce and Associates, LLC...................................  1,840,650     12.41%
Third Avenue Management LLC*................................  1,399,010      9.43%
Wells Fargo & Company.......................................  1,349,131      9.09%
American Express Financial Corp.............................    986,941      6.65%


---------------


* On April 7, 2004, Third Avenue Management LLC filed a Schedule 13D/A disclosing it had decreased its beneficial ownership of Shares by 967,250 Shares to 431,760 Shares.


                        DIRECTORS AND EXECUTIVE OFFICERS

                                                               NUMBER
NAME                                                          OF SHARES   % OF CLASS
----                                                          ---------   ----------
Mark J. Cocozza(1)..........................................    615,427      3.90%
James J. Tinagero(2)........................................    144,400      0.96%
Richard J. Bakos(3).........................................     10,900      0.07%
John F. Kelly(4)............................................     11,150      0.08%
Roger W. Monks(5)...........................................      2,125      0.01%
Stephen A. Fine(6)..........................................     52,500      0.35%
Malcolm L. Sherman(7).......................................     67,500      0.45%
Anthony J. Tiberii(8).......................................     30,000      0.20%
All officers and directors as a group (eight persons).......    934,002      5.74%

---------------

(1) Gives effect to the issuance of 615,427 Shares upon exercise of currently exercisable stock options held by Mr. Cocozza.

(2) Gives effect to the issuance of 144,400 Shares upon exercise of currently exercisable stock options held by Mr. Tinagero.

(3) Gives effect to the issuance of 10,900 Shares upon exercise of currently exercisable stock options held by Mr. Bakos.

(4) Gives effect to the issuance of 11,150 Shares upon exercise of currently exercisable stock options held by Mr. Kelly.

(5) Gives effect to the issuance of 2,125 Shares upon exercise of currently exercisable stock options held by Mr. Monks.

(6) Gives effect to the issuance of 52,500 Shares upon exercise of currently exercisable stock options held by Mr. Fine.

(7) Gives effect to the issuance of 67,500 Shares upon exercise of currently exercisable stock options held by Mr. Sherman.

(8) Gives effect to the issuance of 30,000 Shares upon exercise of currently exercisable stock options held by Mr. Tiberii.

     Executive officers and directors of Maxwell may own more Shares on the Record Date as a result of their acquisition of Shares in the open market, the issuance of additional Shares under benefit plans of Maxwell, or the exercise of stock options which were outstanding on or may have been vested or granted after the dates referred to in such filings.

                                  SCHEDULE II

          INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
                OF JONES AND PURCHASER AND CERTAIN EMPLOYEES AND
                  OTHER REPRESENTATIVES OF JONES AND PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF JONES

     The following table sets forth the name and present principal occupation or employment of each director and executive officer of Jones. The business address of each such person is c/o Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007 and the telephone number for each such person is (215) 785-4000. Each person listed below is a citizen of the United States.

NAME                                         PRESENT OFFICE WITH JONES OR OTHER PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                         ---------------------------------------------------------------------
Peter Boneparth...........................   Director of Jones. President and Chief Executive Officer of Jones.
Sidney Kimmel.............................   Chairman of the Board of Directors of Jones.
Howard Gittis.............................   Director of Jones. Vice Chairman and Chief Administrative Officer and
                                             Director of MacAndrews & Forbes Holdings Inc. Director of Loral Space
                                             and Communications Ltd., M&F Worldwide Corp., Panavision Inc.,
                                             Revlon, Inc., and Scientific Games Corporation.
Matthew H. Kamens.........................   Director of Jones. Mr. Kamens is employed by Mr. Kimmel as a lawyer and personal advisor. Of Counsel to the law firm of Wolf, Block,
                                             Schorr and Solis-Cohen LLP.
J. Robert Kerrey..........................   Director of Jones. President of New School University. Director Tenet
                                             Healthcare Corporation.
Ann N. Reese..............................   Director of Jones. Executive Director of the Center for Adoption
                                             Policy Studies. Director of Xerox Corporation, Kmart Holding
                                             Corporation and Jafra Cosmetics International Inc.
Anthony F. Scarpa.........................   Director of Jones.
Geraldine Stutz...........................   Director of Jones. Principal partner of GSG Group.
Michael L. Tarnopol.......................   Director of Jones. Senior Managing Director, Chairman of the
                                             Investment Banking Division, and Vice Chairman of the Board of
                                             Directors of Bear Stearns.
Anita Britt...............................   Executive Vice President of Finance of Jones.
Rhonda J. Brown...........................   President and Chief Executive Officer of Footwear, Accessories and
                                             Retail Group of Jones and President and Chief Executive Officer of
                                             Nine West Footwear Corporation and Jones Retail Corporation.
Wesley R. Card............................   Chief Operating and Financial Officer of Jones.
Ira M. Dansky.............................   Executive Vice President, General Counsel and Secretary of Jones.
Patrick M. Farrell........................   Senior Vice President and Corporate Controller of Jones.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

     The following table sets forth the name and present principal occupation or employment of each director and executive officer of Purchaser. The business address of each such person is c/o Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007 and the telephone number for each such person is (215) 785-4000. Each person listed below is a citizen of the United States.

NAME                                         PRESENT OFFICE WITH PURCHASER OR OTHER PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                         -------------------------------------------------------------------------
Peter Boneparth...........................   Chairman of Purchaser's Board of Directors and President of Purchaser.
                                             Additional information is provided above.
Wesley R. Card............................   Director, Chief Financial Officer and Treasurer of Purchaser. Additional
                                             information is provided above.
Ira M. Dansky.............................   Director and Secretary of Purchaser. Additional information is provided above.

CERTAIN EMPLOYEES OF JONES WHO MAY ALSO SOLICIT CONSENTS

     The following sets forth the name and present principal occupation or employment of a certain employee of Jones who may also solicit consents. The business address of such person is c/o Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007 and the telephone number of such person is (215) 785-4000. Such person is a citizen of the United States.

                                   PRESENT OFFICE WITH JONES OR OTHER PRINCIPAL OCCUPATION
NAME                                                    OR EMPLOYMENT
----                               -------------------------------------------------------
Efthimios P. Sotos...............  Senior Vice President and Treasurer of Jones.

OTHER REPRESENTATIVES

     Although Bear Stearns does not admit that it or any of its directors, officers, employees or affiliates is a "participant", as defined in Schedule 14A under the Exchange Act, or that Schedule 14A requires the disclosure of certain information concerning them, the following employees of Bear Stearns may assist Jones in the solicitation of consents. The business address of each such person is Bear, Stearns & Co. Inc., 383 Madison Ave., New York, NY 10179 and the telephone number of each such person is (212) 272-2000. Each person listed below is a citizen of the United States.

NAME                                                           TITLE
----                                                           -----
Steve Lipman........................................  Senior Managing Director
Charles Edelman.....................................  Senior Managing Director
Michael Doppelt.....................................  Managing Director
Tom Chin............................................  Vice President

     In the ordinary course of its business, Bear Stearns engages in securities trading, market making and brokerage activities and may, at any time, hold long or short positions and may trade or otherwise effect transactions in securities of Maxwell.

INTERESTS OF NAMED INDIVIDUALS

     To the extent the Proposals to be acted upon have an effect on the consummation of the Offer and the Proposed Merger, the individuals identified in this Schedule II may be deemed to have an interest in such matters as a result of (1) their beneficial ownership, if any, of Shares, and (2) their beneficial ownership of shares of Jones's common stock and options to purchase shares of Jones common stock. Additional information with respect to these items is set forth below.

     1. Securities of Maxwell. On February 23, 2004, Jones acquired 100 Shares at a price of $18.20 per Share in an open market purchase. On February 24, 2004, Jones acquired 100 Shares at a price of $18.77 per Share in an open market purchase and sold 100 Shares at a price of $17.99 per Share in an open market sale.

On March 22, 2004, Jones transferred 50 Shares to Purchaser. As a result, as of March 22, 2004, Jones owned 50 Shares and Purchaser owned 50 Shares. No part of the purchase price or market value of any of the Shares described in this paragraph is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

     2. Securities of Jones.

NAME                                               JONES COMMON STOCK(1)    JONES OPTIONS(2)
----                                               ----------------------   ----------------
Peter Boneparth..................................          250,028             2,117,465
Sidney Kimmel....................................        1,027,529(3)            959,999
Howard Gittis....................................            4,000                18,000
Mathew H. Kamens.................................                0                 9,000
J. Robert Kerrey.................................                0                 6,000
Ann N. Reese.....................................            3,000                 9,000
Anthony F. Scarpa................................                0                 9,500
Geraldine Stutz..................................           35,400                18,000
Michael L. Tarnopol..............................                0                 9,000
Anita Britt......................................           14,050                85,000
Rhonda J. Brown..................................           40,000               230,000
Wesley R. Card...................................          161,768               401,308
Ira M. Dansky....................................           30,200               249,332
Patrick M. Farrell...............................            7,500                56,500
Efthimios P. Sotos...............................            5,000                46,251

---------------

(1) Includes shares for which the named person has either sole or shared voting and investment power. Includes shares of restricted stock. Figures as of March 19, 2004.

(2) Includes both vested and unvested options to purchase shares of Jones common stock whether or not presently exercisable. Figures as of March 19, 2004.

(3) Represents shares held by RIP Investments, L.P.

ADDITIONAL INFORMATION

     Other than as disclosed in this Consent Statement, none of Jones, Purchaser or, to the knowledge of Jones and Purchaser, any of the individuals identified in this Schedule II, the Purchaser Nominees, or, with respect to clause (3), any of their respective associates: (1) owns beneficially, directly or indirectly, or of record but not beneficially, any securities of Maxwell, nor has any such person purchased or sold any securities of Maxwell in the two years prior to the date of this Consent Statement; (2) owns beneficially, directly or indirectly, or of record but not beneficially, any securities of any parent or subsidiary of Maxwell; or (3) is, or was in the one year prior to the date of this Consent Statement, a party to any contract, arrangement or understanding with any person with respect to any securities of Maxwell, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

                                   IMPORTANT

     Tell Maxwell's Board of Directors what you think! Your consent is important. No matter how many Shares you own, please grant Jones and Purchaser your consent for the Proposals by taking four steps:

     1. MARKING the enclosed GOLD consent card.

     2. SIGNING the enclosed GOLD consent card.

     3. DATING the enclosed GOLD consent card.

     4. RETURNING the enclosed GOLD consent card TODAY in the envelope provided (no postage is required if mailed in the United States).

     IF YOU HOLD YOUR SHARES WITH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, ONLY THEY CAN EXERCISE YOUR RIGHT TO CONSENT WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IT IS CRITICAL THAT YOU PROMPTLY CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO PROMPTLY MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD CONSENT CARD IN FAVOR OF EACH OF THE PROPOSALS. JONES AND PURCHASER URGE YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND PROVIDE A COPY OF THOSE INSTRUCTIONS TO PURCHASER IN CARE OF INNISFREE M&A INCORPORATED AT THE ADDRESS SET FORTH BELOW SO THAT JONES AND PURCHASER WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

     If you have any questions or require any assistance in executing or delivering your consent, please write to, or call:

                                (INNISFREE LOGO)

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                        Banks and Brokers Call Collect:
                                 (212) 750-5833
                       All Others Please Call Toll-free:
                                 (888) 750-5834

[GOLD CONSENT CARD]                                       [FORM OF CONSENT CARD]

                   PRELIMINARY COPY -- SUBJECT TO COMPLETION

 SOLICITATION ON BEHALF OF JONES APPAREL GROUP, INC. AND MSC ACQUISITION CORP.


   Unless otherwise indicated below, the undersigned, a stockholder of record of shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), as of the close of business on the record date, hereby consents, pursuant to Section 228 of the Delaware General Corporation Law and Article VII of Maxwell's Amended and Restated Certificate of Incorporation, for all Shares held by the undersigned, to the taking of the following actions (the "Proposals") without a meeting of the stockholders of Maxwell:


1. Remove Mark J. Cocozza, James J. Tinagero, Stephen A. Fine, Malcolm L. Sherman and Anthony J. Tiberii and any person (other than those elected by Jones Apparel Group, Inc.'s and MSC Acquisition Corp.'s consent solicitation) elected or appointed to Maxwell's Board of Directors by such directors to fill any vacancy on Maxwell's Board of Directors or any newly-created directorships.

             [ ] CONSENT       [ ] DOES NOT CONSENT       [ ] ABSTAIN

INSTRUCTION: TO CONSENT, NOT CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL #1, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #1, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW.


--------------------------------------------------------------------------------

2. Elect Allan Corn, Jeffrey J. Haas, Michael S. Koeneke, Harold Leppo and Robert D. Martin to serve as directors of Maxwell (or, if any such nominee is unable or unwilling to serve as a director of Maxwell, any other person designated as a nominee by the remaining nominee or nominees).

             [ ] CONSENT       [ ] DOES NOT CONSENT       [ ] ABSTAIN

INSTRUCTION: TO CONSENT, NOT CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL #2, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #2, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.


--------------------------------------------------------------------------------

                 (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)
                           -- FOLD AND DETACH HERE --

3. Repeal each provision of the Maxwell Bylaws and amendments thereto, if any, adopted after January 22, 2004 and before the effectiveness of the Proposals.
             [ ] CONSENT       [ ] DOES NOT CONSENT       [ ] ABSTAIN

IF NO BOX IS MARKED FOR ANY PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN-IN IN THE SPACE PROVIDED. IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED. PLEASE MARK, SIGN, DATE AND RETURN YOUR CONSENT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. THE PROVISIONS OF THE CONSENT STATEMENT DATED APRIL --, 2004 OF JONES APPAREL GROUP, INC. AND MSC ACQUISITION CORP. ARE INCORPORATED HEREIN BY REFERENCE. IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.


The effectiveness of Proposal 1 is conditioned upon the effectiveness of Proposal 2 and the effectiveness of Proposal 2 is conditioned upon the effectiveness of Proposal 1. The effectiveness of Proposal 3 is not subject to the effectiveness of any other Proposal.




                                                              Date:
                                                              -------------------------------------
                                                              --------------------------------------------
                                                              (Signature)
                                                              --------------------------------------------
                                                              (Signature if jointly held)
                                                              Title
                                                              --------------------------------------
                                                              Please sign exactly as the name appears on
                                                              the stock certificate or on the attached
                                                              label. If shares are held by joint
                                                              tenants, both should sign. In case of
                                                              joint owners, each joint owner must sign.
                                                              When signing as attorney, executor,
                                                              administrator, trustee, guardian,
                                                              corporate officer, etc., please give full
                                                              title.


                            * FOLD AND DETACH HERE *